Filed by State Street Institutional Investment Trust pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: General Electric RSP U.S. Equity Fund

Investment Company Act File Number of the Subject Company: 811-01494

April 19, 2021

GE Retirement Savings Plan (“RSP”) – Upcoming Reorganization of the General Electric RSP U.S. Equity Fund and General Electric RSP Income Fund (each, a “RSP Fund”)

Effective May 24, 2021 each RSP Fund will be reorganized into a newly established series of State Street Institutional Investment Trust (each, a “State Street Fund”), as listed in the table below.

RSP Fund	New State Street Fund
General Electric RSP U.S. Equity Fund	State Street U.S. Core Equity Fund
General Electric RSP Income Fund	State Street Income Fund

The reorganization process will begin after the close of trading on the New York Stock Exchange (typically 4:00 p.m., Eastern time) on Friday, May 21, 2021. At that time, the State Street Funds will be added as investment options to the RSP and the assets and liabilities of each RSP Fund will transfer to the corresponding State Street Fund in exchange for shares of the corresponding State Street Fund. The RSP Funds will then be removed as investment options under the RSP.

If you do not want to invest in a State Street Fund, you must take action before the close of regular trading on the New York Stock Exchange on May 21, 2021 (typically 4:00 p.m., Eastern time). See “Prior to the changes” below, for more detail about the State Street Funds and how to make investment switches.

How do the RSP Funds and State Street Funds compare?

The RSP Funds and the State Street Funds:

•

Have substantially similar investment strategies, policies and risks. Please see the more detailed comparison contained in the Appendix describing the similarities and differences between the RSP Funds and State Street Funds.

•	Have the same investment manager – SSGA Funds Management, Inc. - and individual portfolio managers.

•	Have the same management fee and substantially the same net total expense ratio. Please see the Fee and Expense disclosure contained in the Appendix.

Important note: The relevant portions of this notice serve as an update to Your Benefits Handbook, the Supplemental Information Document, the Consolidated Funds Profile: State Street Managed Funds, and any other communications regarding the RSP Funds. Please review this update and retain it with those materials for your reference. The information about the State Street Funds that is stated in this notice is contained in a registration statement referred to as the Combined Information Statement/Prospectus that is filed with the Securities and Exchange Commission (“SEC”). You are encouraged to read the full text of the Combined Information Statement/Prospectus and to consider the investment objectives, risks, charges and expenses of the State Street Funds carefully before making investment decisions. Each of the State Street Funds is subject to certain information requirements of the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, and it files reports, proxy materials and other information with the SEC. Copies of the Combined Information Statement/Prospectus, reports and other information may be obtained by electronic request at publicinfo@sec.gov, or by writing to the Public Reference Branch of the SEC Office of Consumer Affairs and Information Services, 100 F Street, N.E., Washington, D.C. 20549-0102. In addition, copies of these documents may be viewed for free online or downloaded from the SEC’s website at

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www.sec.gov. The reorganizations may not occur and you may not invest in the State Street Funds until the reorganizations occur. This notice is not an offer to sell securities and is not soliciting an offer to buy securities. Further, this notice is not a solicitation of a proxy vote with respect to the reorganizations or either RSP Fund. This notice is being provided only to comply with certain legal requirements applicable to RSP that require a prior notice before changes become effective. With respect to the RSP Funds, this notice constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933.

•

Are both open-end management investment companies registered under the 1940 Act. However, the RSP Funds are exempt from many provisions of the 1940 Act as “employees’ security companies” while the State Street Funds are not “employees’ security companies” and therefore not exempt from such provisions.

•	Have different organizational forms. The RSP Funds are organized as New York common law trusts. The State Street Funds are series of a Massachusetts business trust.

This is a brief comparison of the RSP Funds and the State Street Funds. Additional detail is provided in the attached Appendix and in the Combined Information Statement/Prospectus which is available at OneHR.ge.com > Retirement (or RSP) > Investment-related Information, or by calling the GE RSP Service Center at 1-877-55-GERSP (1-877-554-3777).

Prior to the changes

You are responsible for how your RSP account is invested. All RSP investment options involve risk and none are guaranteed to provide any particular investment result or to protect against loss of principal. It is important that you review your investment elections and account balances under the RSP. If you are invested in a RSP Fund, you must decide where you want those amounts to be invested after the RSP Funds are removed from the RSP.

If you are invested in a RSP Fund and/or you have elected to invest future contributions in a RSP Fund, and:

•

You want your existing RSP investment(s) to transfer to the corresponding State Street Fund(s), and your RSP Fund election for future contributions to change automatically to the corresponding State Street Fund, then no action is required.

•

You do not want your future contributions invested in the State Street Fund, then you must complete a new investment election(s) prior to the close of regular trading on the New York Stock Exchange on May 21, 2021 (typically 4:00 p.m., Eastern time).

•

You do not want all or part of your account balance currently invested in a RSP Fund to move to the corresponding State Street Fund, then you must complete a switch of that investment to a new investment option(s) prior to the close of regular trading on the New York Stock Exchange on May 21, 2021 (typically 4:00 p.m., Eastern time).

To make a change, log on to OneHR.ge.com > Retirement (or RSP) > Fidelity NetBenefits-My GE RSP > Quick Links > Change Investments, or call the GE RSP Service Center at 1-877-55-GERSP (1-877-554-3777). Please note that even if you make your call or log on to My GE RSP before the close of regular trading on that day, your request may not be completed, so be sure to take action well before this deadline. All changes are subject to the normal RSP rules, as described in Your Benefits Handbook.

After the changes

You remain responsible for how your RSP account is invested. You may change your investment election and switch the investment of your RSP account balance, including any investment in a State Street Fund, among any of the RSP’s available investment options in accordance with the terms of the RSP. For more information about changing the way your RSP account or future contributions are invested, including the deadlines that apply and the limits that may apply if you make multiple changes within certain periods, see Your Benefits Handbook – Retirement Income Benefits or call the GE RSP Service Center at 1-877-55-GERSP (1-877-554-3777).

More Information about the RSP Investment Options

For more information about the RSP investment options, including the investment objectives, principal strategies and risks, and fees and expenses, please see the documents listed below and which are available at OneHR.ge.com > Retirement (or RSP) > Investment-related Information, or call the GE RSP Service Center at 1-877-55-GERSP (1-877-554-3777). You should review the materials carefully before making an investment decision.

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Investment Options	Investment-Related Information Documents
GE RSP Government Money Market Fund GE RSP Short-Term Interest Fund	RSP Supplemental Information Document Consolidated Funds Profile: State Street Managed Funds

GE RSP Income Fund GE RSP U.S. Equity Fund	RSP Supplemental Information Document RSP Mutual Funds Annual Report Consolidated Funds Profile: State Street Managed Funds
State Street U.S. Core Equity Fund (May 24, 2021) State Street Income Fund (May 24, 2021)	State Street Institutional Investment Trust Summary Prospectus* State Street Institutional Investment Trust Prospectus* Combined Information Statement/Prospectus

U.S. Aggregate Bond Index Fund U.S. Treasury Inflation-Protected Securities Index Fund	RSP Supplemental Information Document Consolidated Funds Profile: Fixed Income Index Funds

Target Retirement Date Funds	RSP Supplemental Information Document Consolidated Funds Profile: Target Retirement Date Funds Consolidated Funds Profile: TRDF—Key Risk Factors

State Street Institutional Small-Cap Equity Fund	RSP Supplemental Information Document State Street Institutional Funds Summary Prospectuses State Street Institutional Funds Prospectus State Street Institutional Funds Annual Report

Mercer GE International Fund	Consolidated Funds Profile: Mercer GE International Equity Fund

Non-U.S. Equity Index Fund	RSP Supplemental Information Document Consolidated Funds Profile: International Equity Index Fund Profile

GE Stock Fund	RSP Supplemental Information Document GE Annual Report Consolidated Funds Profile: GE Common Stock Fund

U.S. Large-Cap Equity Index Fund U.S. Mid-Cap Equity Index Fund U.S. Small-Cap Equity Index Fund	RSP Supplemental Information Document Consolidated Funds Profile: U.S. Equity Index Funds

*	Available May 24, 2021

Fidelity Investments is not responsible for the information provided in this document.

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Appendix

Fees and Expenses

	GE RSP U.S. Equity Fund and State Street U.S. Core Equity Fund	GE RSP Income Fund and State Street Income Fund
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.12%	0.13%
Other Expenses	0.02%	0.04%
Total Annual Fund Operating Expenses	0.14%	0.17%

GE RSP U.S. Equity Fund and State Street U.S. Core Equity Fund: Comparison of Investment Objectives, Principal Investment Strategies, Fundamental Investment Policies and Principal Risks

The table below shows the GE RSP U.S. Equity Fund’s and the State Street U.S. Core Equity Fund’s investment objective (which are identical) as well as marked text showing the differences between the GE RSP U.S. Equity Fund’s and the State Street U.S. Core Equity Fund’s principal investment strategies. Deleted text (from the GE RSP U.S. Equity Fund’s description) is shown with a strikethrough and added text (for the State Street U.S. Core Equity Fund’s description) is shown in bold underline.

Investment Objective:	The investment objective is to seek long-term growth of capital.

Principal Investment Strategy:

~~The~~Under normal circumstances, the Fund seeks to achieve its investment ~~objectives~~objective by investing at least 80% of its net assets (plus any borrowings for investment purposes ~~as permitted by the investment guidelines noted below) under normal circumstances~~) in equity securities of U.S. companies, such as common and preferred stocks. ~~A~~The Fund considers a company to be a U.S. company ~~is a company that~~if it generates at least 50% of its revenues or profits from business activities in the U.S., has at least 50% of its assets situated in the U.S., or has the principal trading market for its securities in the U.S. ~~The U.S. Equity Fund is designed to produce a broadly diversified portfolio and typically has characteristics similar to the S&P 500® Index, including average market capitalization and dividend yield potential. Stock selection is key to the performance of the U.S. Equity Fund~~.At times, the Fund’s investments may be focused in one or more market sectors, such as technology. The Fund will provide shareholders with at least sixty (60) days’ notice prior to any change in its 80% investment policy.

Through fundamental company research involving analyzing financial statements and other information about a company, the portfolio managers primarily seek to identify securities of large and medium sized companies (meaning companies with market capitalizations of $2 billion or more) ~~with~~that they believe have desirable characteristics for the Fund such as:

•  low valuations in relation to their peers, the market, their historical ~~valuation potential~~valuations or their growth ~~rates~~rate potential;

•  appropriate capital structures (i.e. in the opinion of the Adviser, appropriate levels of debt and financial leverage under the circumstances); and/or

•  high quality management focused on generating shareholder value.

The portfolio managers may consider selling a security when one of these characteristics no longer applies, when the portfolio managers believe that the valuation ~~becomes~~has become excessive, or when more attractive alternatives are identified.

The Fund also may invest up to ~~20~~15% of its net assets (plus any borrowings for investment purposes) in foreign securities and up to 20% of its net assets (plus any borrowings for investment purposes) in debt securities. The portfolio managers may also use various types of derivative instruments (such as futures, options and forward contracts) to gain or hedge exposure to certain types of securities as an alternative to investing directly in or selling such securities. The Fund may short sell securities. The Fund may also invest in real estate investment trusts (“REITs”), and other registered investment companies, including exchange-traded funds.

Appendix-1

Comparison of Fundamental Investment Policies

The GE RSP U.S. Equity Fund and State Street U.S. Core Equity Fund have each adopted certain fundamental and non-fundamental investment restrictions. Below are each Fund’s fundamental investment restrictions (in addition the GE RSP U.S. Equity Fund’s objective and investment strategy are fundamental, whereas the State Street U.S. Core Equity Fund’s Board of Trustees may change the Fund’s objective and investment strategy without shareholder approval).

	General Electric RSP U.S. Equity Fund	State Street U.S. Core Equity Fund
Underwriting, Real Estate, Commodities and Investment Companies:	Moneys in the Fund will not be used in the underwriting of securities or for the purchase of real estate, interests in real estate, investment trusts, commodities, or commodity contracts, or invested in companies for the purpose of exercising control or management, or invested in securities of registered investment companies.

The Fund may purchase or sell commodities to the extent consistent with applicable law from time to time. The Fund may purchase, sell or hold real estate to the extent consistent with applicable law from time to time. The Fund may underwrite securities to the extent consistent with applicable law from time to time.

No similar restrictions against investments in investment trusts or registered investment companies.

Lending:	Moneys in the Fund will not be lent to others, although they may be applied to the purchase of bonds and debt securities of a type publicly distributed or customarily purchased by institutional investors.	The Fund may make loans, including to affiliated investment companies, to the extent consistent with applicable law from time to time.

Diversification:	The Fund will not acquire any securities if immediately after such acquisition and as a result thereof (a) the Fund would hold more than 10% of the outstanding voting securities of any issuer or (b) more than 5% of the value of the total assets in the Fund would be represented by the securities of any one issuer (except securities of the U.S. Government and its instrumentalities).	The Fund is “diversified” within the meaning of the 1940 Act, which means that at least 75% of the value of the Fund’s total assets is represented by cash and cash items (including receivables), Government securities, securities of other investment companies, and other securities for the purposes of this calculation limited in respect of any one issuer to an amount not greater in value than 5% of the value of the total assets of such management company and to not more than 10% of the outstanding voting securities of such issuer.

Concentration:	The Fund will not acquire any securities if immediately after such acquisition and as a result thereof more than 25% of the value of the total assets in the Fund would be invested in any particular industry.	The Fund may not purchase any security if, as a result, 25% or more of the Fund’s total assets (taken at current value) would be invested in a particular industry (for purposes of this restriction, investment companies are not considered to constitute a particular industry or group of industries), except as is consistent with applicable law from time to time and as follows: the Fund is permitted to invest without limit in “government securities” (as defined in the 1940 Act) and tax-exempt securities issued by a U.S. territory or possession, a state or local government, or a political subdivision of any of the foregoing.

Issuer Seasoning:	The Fund will not acquire any securities if immediately after such acquisition and as a result thereof more than 5% of the value of the total assets in the Fund would be invested in issuers which (including predecessors) have not been in continuous operation for at least three years.	No similar restriction

Affiliate Purchases and Underwritings:	The Fund will not invest in securities of General Electric Company or its affiliates, or in securities of the investment manager, and will not during the existence of any underwriting syndicate purchase any securities for which its investment manager is acting as principal underwriter.	No similar restriction

Affiliate Purchases/Sales:	The Fund will not purchase from or sell any of its portfolio securities to General Electric Company or its affiliates or its investment manager or any officer or director thereof. This investment restriction is not intended to prohibit the Fund from engaging in such transactions with other investment companies or accounts managed by the investment adviser or the investment adviser’s affiliates when the transactions are entered into in accordance with the 1940 Act and the rules thereunder.	No similar restriction

Short Sales:	The Fund will not engage in margin transactions or short sales or participate in a joint trading account.	No similar restriction

Options:	The Fund will not invest in puts, calls or similar options.	No similar restriction

Appendix-2

	General Electric RSP U.S. Equity Fund	State Street U.S. Core Equity Fund
Borrowing:	The Fund may borrow money from the Retirement Savings Trust and secure repayment by pledging assets of the Fund. The Fund may also borrow money as a temporary measure to meet cash or administrative needs. Except with respect to borrowings from the Retirement Savings Trust, the Fund will not mortgage or pledge any of its assets.	The Fund may borrow money and issue senior securities to the extent consistent with applicable law from time to time.

Comparison of Principal Risks

The RSP U.S. Equity Fund and the State Street U.S. Core Equity Fund are subject to substantially the same principal risks, but they differ mainly in that the State Street U.S. Core Equity Fund is permitted to invest in derivative instruments and other investment companies and to engage in short sales. For this reason, unlike the RSP U.S. Equity Fund, the State Street U.S. Core Equity Fund is subject to Derivatives Risk, Counterparty Risk, Risk of Investment in Other Pools, Exchange-Traded Funds Risk and Short Sale Risk. See Risk Definitions below.

GE RSP Income Fund and State Street Income Fund: Comparison of Investment Objectives, Principal Investment Strategies, Fundamental Investment Policies and Principal Risks

The table below shows marked text comparing the differences between GE RSP Income Fund and the State Street Income Fund’s investment objective as well as the differences between GE RSP Income Fund’s and State Street Income Fund’s principal investment strategies. Deleted text (from the GE RSP Income Fund’s description) is shown with a strikethrough and added text (for the State Street Income Fund’s description) is shown in bold underline.

Investment Objective:	The investment objective of the Fund ~~seeks a high interest rate of return over a long-term period consistent with the~~is to seek high current income and preservation of capital.

Principal Investment Strategy:

~~The~~Under normal circumstances, the Fund seeks to achieve its investment objective by investing at least 80% of its net assets ~~(plus any borrowings for investment purposes as permitted by the investment guidelines noted below) under normal circumstances~~ in debt securities.

The ~~Income~~ Fund invests ~~primarily~~significantly in a variety of investment-grade debt securities, such as agency mortgage-backed securities, asset-backed securities, corporate bonds, ~~U.S. Government~~municipal obligations, government securities, and money market instruments. ~~The Income~~Investment-grade securities include securities rated Baa3 or higher by Moody’s or BBB- or higher by S&P (and securities of comparable quality as determined by the Adviser). The Fund normally has a weighted average effective maturity of approximately five to ten years, but is subject to no limitation with respect to the maturities of the instruments in which it may invest.

U.S. Government securities are securities that are issued or guaranteed as to principal ~~and~~or interest by the U.S. Government or one of its agencies or instrumentalities. Some U.S. Government securities are backed by the full faith and credit of the U.S. Government, such as U.S. Treasury bills and notes and obligations of ~~the~~ Government National Mortgage Association (“Ginnie Mae”). Other U.S. Government securities are neither issued by nor guaranteed by the full faith and credit of the U.S. Government, including those issued by ~~the~~ Federal National Mortgage Association (“Fannie Mae”) and ~~the~~ Federal Home Loan Mortgage Corporation (“Freddie Mac”). Fannie Mae and Freddie Mac have been operating under a ~~conservator- ship~~conservatorship since 2008, with the Federal Housing Finance Agency ~~(“FHFA”)~~ acting as their conservator, and receive certain financing support from and have access to certain borrowing arrangements with the U.S. Treasury.

The portfolio managers seek to identify debt securities ~~with~~that they believe have desirable characteristics for the Fund such as:

•  attractive yields and prices;

•  the potential for capital appreciation; and/or

•  reasonable credit quality.

The portfolio managers may consider selling a security when one of these characteristics no longer applies, ~~or when valuation becomes excessive and~~when the portfolio managers believe that the valuation has become excessive, or when more attractive alternatives are identified.

The Fund also may invest up to 20% of its net assets in high yield securities (also known as below investment grade bonds or “junk bonds”) ~~and, to a lesser extent, in asset-backed securities, foreign (non-U.S.) and emerging market~~. The Fund may also invest up to 20% of its net assets in exchange-traded products (“ETPs”), including exchange-traded funds, that provide exposure to such investments, including ETPs that pay fees to the Adviser and its affiliates for management, marketing or other services; mutual funds; and other commingled investments. High yield securities are those rated BB+ or lower by S&P or Ba1 or lower by Moody’s (and securities of comparable quality as determined by the Adviser). The Fund also may invest up to 35% of its net assets in foreign (including emerging markets) debt securities, and up to 20% of its net assets ~~(plus any borrowings for investment purposes as permitted by the investment guidelines noted below)~~ in equity securities.

Appendix-3

The portfolio managers may also use various types of derivative instruments ~~(primarily~~such as futures contracts ~~and~~, interest rate and credit default swaps, options and forward contracts) to manage yield, ~~interest rate exposure (also known as~~ duration (a measure of a bond price’s sensitivity to a given change in interest rates) and exposure to credit quality, and to gain or hedge exposure to certain securities, indices or market segments.

The Fund may engage in active and frequent trading of its portfolio securities.

Comparison of Fundamental Investment Policies

The GE RSP Income Fund and State Street Income Fund have each adopted certain fundamental and non-fundamental investment restrictions. Below are each Fund’s fundamental investment restrictions (in addition the GE RSP Income Fund’s objective and investment strategy are fundamental, whereas the State Street Core Income Fund’s Board of Trustees may change the Fund’s objective and investment strategy without shareholder approval).

	General Electric RSP Income Fund	State Street Income Fund
Borrowing:	The Fund will not borrow money or property except as a temporary measure to meet the cash or administrative needs of the Fund. In no event will the amount of such borrowings exceed 10% of the Fund’s total assets taken at market value at the time of such borrowing.	The Fund may borrow money and issue senior securities to the extent consistent with applicable law from time to time.

Lending:	The Fund will not make cash loans to others except through the purchase of debt securities in accordance with the Fund’s investment objectives.	The Fund may make loans, including to affiliated investment companies, to the extent consistent with applicable law from time to time.

Underwriting:	The Fund will not act as an underwriter of securities for other issuers except that the Fund may acquire securities under circumstances where if they are later resold it may be deemed to be an underwriter under the Securities Act of 1933, as amended.	The Fund may underwrite securities to the extent consistent with applicable law from time to time.

Investments in Real Estate and Commodities:	The Fund will not invest directly in real estate or invest in interests in oil, gas or other mineral lease or production agreements.	The Fund may purchase or sell commodities to the extent consistent with applicable law from time to time. The Fund may purchase, sell or hold real estate to the extent consistent with applicable law from time to time.

Diversification:	The Funds are “diversified” within the meaning of the 1940 Act, which means that at least 75% of the value of each Fund’s total assets is represented by cash and cash items (including receivables), Government securities, securities of other investment companies, and other securities for the purposes of this calculation limited in respect of any one issuer to an amount not greater in value than 5% of the value of the total assets of such management company and to not more than 10% of the outstanding voting securities of such issuer.

Concentration:	The Fund will not purchase any securities if as a result of such purchase more than 25% if its total assets would be invested in a particular industry.	The Fund may not purchase any security if, as a result, 25% or more of the Fund’s total assets (taken at current value) would be invested in a particular industry (for purposes of this restriction, investment companies are not considered to constitute a particular industry or group of industries), except as is consistent with applicable law from time to time and as follows: the Fund is permitted to invest without limit in “government securities” (as defined in the 1940 Act) and tax-exempt securities issued by a U.S. territory or possession, a state or local government, or a political subdivision of any of the foregoing.

The GE RSP Income Fund is also subject to a number of investment restrictions, none of which apply to the State Street Income Fund. The GE RSP Income Fund cannot:

1.	purchase securities on margin or sell short or participate in a joint trading account;

2.	deal in options to buy or sell securities except to the extent permitted by law;

3.	purchase securities for the purpose of exercising control or management;

Appendix-4

4.

pledge, mortgage or hypothecate any of its assets except, that, to secure borrowings that are temporary measures to meet cash or administrative needs, it may pledge securities which, together with all such securities previously so pledged, at the time of the pledge, do not exceed 10% of the Fund’s total assets;

5.

unless otherwise permitted by law, purchase or sell directly to any of its officers or trustees of General Electric Investment Corporation (“GEIC”) of the officers of GEIC, or any affiliate (as defined by the 1940 Act) of the Fund or any affiliate of such affiliate, portfolio securities or other property of such Fund;

6.

unless otherwise permitted by law, invest in securities of GE or its affiliates, or in securities of an investment manager of the Fund and will not during the existence of any underwriting syndicate purchase any securities for which its investment manager is acting as principal underwriter;

7.	purchase any security if as a result of such purchase more than 25% of its total assets would be subject to legal or contractual restrictions on resale; and

8.	invest in the securities of registered investment companies.

Comparison of Principal Risks

The GE RSP Income Fund and the State Street Income Fund are subject to substantially the same principal risks since they have substantially similar investment strategies, but they differ principally in that the State Street Income Fund is permitted to invest in other investment companies. Thus, unlike the GE RSP Income Fund, the State Street Income Fund is subject to the Risk of Investment in Other Pools and Exchange-Traded Funds Risk. See Risk Definitions below.

Risk Definitions

Counterparty Risk: The Fund will be subject to credit risk with respect to the counterparties with which the Fund enters into derivatives contracts, repurchase agreements, reverse repurchase agreements, and other transactions. If a counterparty fails to meet its contractual obligations, the Fund may be unable to terminate or realize any gain on the investment or transaction, or to recover collateral posted to the counterparty, resulting in a loss to the Fund. If the Fund holds collateral posted by its counterparty, it may be delayed or prevented from realizing on the collateral in the event of a bankruptcy or insolvency proceeding relating to the counterparty.

Derivatives Risk: Derivative transactions can create investment leverage and may have significant volatility. It is possible that a derivative transaction will result in a much greater loss than the principal amount invested, that changes in the value of a derivative transaction may not correlate perfectly with the underlying asset, and that the Fund may not be able to close out a derivative transaction at a favorable time or price. The counterparty to a derivatives contract may be unable or unwilling to make timely settlement payments, return the Fund’s margin, or otherwise honor its obligations. A derivatives transaction may not behave in the manner anticipated by the Adviser or may not have the effect on the Fund anticipated by the Adviser.

Exchange-Traded Funds Risk: The Fund is subject to substantially the same risks as those associated with the direct ownership of the securities represented by an underlying ETF in which it invests. Also, the Fund bears its proportionate share of the fees and expenses of an underlying ETF in which it invests. In addition, the shares of an underlying ETF may trade at a premium or discount to their intrinsic value (i.e., the market value may differ from the net asset value of an ETF’s shares) for a number of reasons. For example, supply and demand for shares of an underlying ETF or market disruptions may cause the market price of the underlying ETF to deviate from the value of the underlying ETF’s investments, which may be exacerbated in less liquid markets

Risk of Investment in Other Pools: If the Fund invests in another pooled investment vehicle, it is exposed to the risk that the other pool will not perform as expected and is exposed indirectly to all of the risks applicable to an investment in such other pool. The investment policies of the other pool may not be the same as those of the Fund; as a result, an investment in the other pool may be subject to additional or different risks than those to which the Fund is typically subject. The Fund bears its proportionate share of the fees and expenses of any pool in which it invests. The Adviser or an affiliate may serve as investment adviser to a pool in which the Fund may invest, leading to potential conflicts of interest. It is possible that other clients of the Adviser or its affiliates will purchase or sell interests in a pool sponsored or managed by the Adviser or its affiliates at prices and at times more favorable than those at which the Fund does so.

Short Sale Risk: Short sales are transactions in which the Fund sells a security it does not own. To complete the transaction, the Fund must borrow the security to make delivery to the buyer. The Fund is then obligated to replace the security borrowed by purchasing the security at the market price at the time of replacement. The price at such time may be higher or lower than the price at which the security was sold by the Fund. If the underlying security goes down in price between the time the Fund sells the security and buys it back, the Fund will realize a gain on the transaction. Conversely, if the underlying security goes up in price during the period, the Fund will realize a loss on the transaction. Any such loss is increased by the amount of premium or interest the Fund must pay to the lender of the security. Likewise, any gain will be decreased by the amount of premium or interest the Fund must pay to the lender of the security.

Appendix-5